245 Summer Street

Fidelity® Investments

Boston, MA 02210

November 29, 2019

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Central Investment Portfolios, LLC (the LLC): File No.  811-21667

Fidelity Communication Services Central Fund

Fidelity Consumer Discretionary Central Fund

Fidelity Consumer Staples Central Fund

Fidelity Emerging Markets Equity Central Fund

Fidelity Energy Central Fund

Fidelity Financials Central Fund

Fidelity Floating Rate Central Fund

Fidelity Health Care Central Fund

Fidelity Industrials Central Fund

Fidelity Information Technology Central Fund

Fidelity International Equity Central Fund

Fidelity Materials Central Fund

Fidelity Real Estate Equity Central Fund

Fidelity Utilities Central Fund (the fund(s))

Amendment No. 54

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the entity is an amendment to the entity’s Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the entity.

This filing includes the following items: cover letter, facing page, Part A(s), Part B(s), and Part C for the fund(s) referenced above.

The fund(s) Part A(s) and Part B(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

This filing also serves to reflect any applicable Staff comments, and make other non-material changes.

Please contact Renée Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renée Cummings
Renée Cummings
Legal Product Group